SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            FORM 6-K

                 Report of Foreign Private Issuer
               Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of October, 2004

                Commission File Number 1-10928

                 INTERTAPE POLMER GROUP INC.

110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Indicate by check mark whether by furnishing the information contained in this
 Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                                       No           X

If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                INTERTAPE POLYMER GROUP INC.



Date:  October 29, 2004           By:  /s/Andrew M. Archibald
                                     Andrew M. Archibald, C.A., CFO,
                                     Secretary, Vice President
                                     Administration

<PAGE/>

                                                            NYSE SYMBOL:  ITP
                                                              TSX SYMBOL: ITP

              Intertape Polymer Group Inc. Announces Continued
                        Sales Growth in Third Quarter
                  - Third quarter sales were up 11.2% over last year
                  - Excluding refinancing charges, earnings before taxes
                    up 17.4% over last year
                  - Major debt refinancing completed
                  - Further cost reductions announced

Montreal, Quebec and Bradenton, Florida - October 29, 2004 - Intertape Polymer Group Inc. (NYSE, TSX: ITP) today released results for the third quarter ended September 30, 2004. "This is our third consecutive quarter of sales growth," said Intertape Polymer Group Inc. (IPG) Chairman and Chief Executive Officer, Melbourne F. Yull. "We also completed a major refinancing of the debt portion of our capital structure, which will have significant future benefits for the Company. Excluding the one-time costs we incurred as part of the refinancing, our earnings before taxes were up 17.4% compared to the same period last year despite increased raw material costs. We were able to implement a number of price increases during the quarter and this process is ongoing. At the same time, we are focused on reducing operating costs and optimizing asset usage to improve profitability.
As part of this ongoing program to evaluate our operations, we announced, following the end of the quarter, the closing of our Cumming, Georgia facility that should result in about $2.0 million of annualized operating cost savings for the Company."

Third Quarter 2004
Sales for the third quarter were $177.7 million, up 11.2% compared to the corresponding quarter last year. The increase was due to revenues associated with the February 2004 acquisition of certain operations of tesa tape, inc., a 3.5% increase in average selling prices in the third quarter of 2004 compared to the third quarter of 2003, and volume growth. Sales were also up by 3.3% compared to the second quarter of 2004 due to selling price increases and volume growth.

Gross margin for the third quarter was 20.9% compared to 22.7% for the same quarter last year. Sales price increases for the third quarter of 2004 slightly exceeded new raw material cost increases for the third quarter, resulting in a relatively small incremental contribution to gross margin. Gross profit, nonetheless, increased by 2.4% compared to the same period in 2003.

Selling, general and administrative ("SG&A") expenses were $23.3 million in the third quarter of 2004, compared to $22.3 million for the third quarter of 2003. The increase in expense reflects the increase in selling expenses attributable to the accounts acquired in the tesa tape acquisition. As a percent of sales, SG&A expenses were 13.1% this past quarter compared to 13.9% for the same quarter last year.

Financial expenses in the third quarter were $5.9 million excluding the cost of the refinancing, compared to $7.4 million for the third quarter last year. The lower financial expenses reflect primarily the impact of the equity issue and resulting debt reduction at the end of the third quarter of 2003, and lower interest rates due to the debt refinancing that was completed in early August of 2004. The third quarter financial expenses were also down $1.3 million compared to the second quarter of 2004. The decrease was principally the result of interest rate savings attributable to the recently completed refinancing, which were in place about mid-quarter. The cost of the refinancing totaled $30.4 million, which covered make-whole premiums and the write-off of deferred financing costs. "With the cost savings that we will derive from this refinancing, the payback on the premium costs is expected to be about three years," said IPG's Chief Financial Officer, Andrew M. Archibald, C.A.

Earnings before taxes, excluding refinancing charges, were $6.5 million for the quarter, up 17.4% compared to the same quarter last year.

For the third quarter, the Company recorded an income tax recovery of $9.7 million, mainly as a result of the $10.6 million tax benefit arising from the $30.4 million of refinancing expenses. Excluding the impact of the refinancing expenses, the Company recorded income taxes of $0.9 million, for an effective tax rate of 14.1%. For the same period last year, the Company recorded income tax recovery of $0.6 million.

For the third quarter of 2004, the Company recorded a net loss of
$14.3 million, or $0.35 per share (basic and diluted), compared to net earnings of $6.2 million or $0.18 per share (basic and diluted)
for the third quarter of 2003. The third quarter 2004 earnings included a $19.9 million after-tax expense relating to the refinancing of the Company's debt that was undertaken in July 2004. Excluding this amount, earnings for the third quarter of 2004 would have been $0.14 per share (basic and diluted), as compared to earnings of $0.18 per share (basic and diluted) for the same period in 2003 and $0.14 per
share (basic and diluted) for the second quarter 2004.   Earnings per
share were also impacted by the increase in the number of common shares outstanding as a result of the equity issue completed at the end of September 2003.

Cash used in operating activities before changes in non-cash working capital items was $4.9 million for the third quarter 2004, compared to cash generated in the third quarter 2003 of $12.5 million. Included in the 2004 cash flows from operations before changes in non-cash working capital items was the payment of a $21.9 million make-whole payment to the holders of the notes that were refinanced in the third quarter. Excluding the make-whole payment and related current tax benefit of approximately $3.9 million, cash flows from operations before changes in non-cash working capital items for the quarter would have been $13.1 million.

Cash used for investing activities was $14.4 million for the third quarter 2004, compared to $10.9 million for the third quarter 2003, the difference being attributable primarily to debt issuance costs associated with the third quarter refinancing. Cash used in operating and investing activities totaled $25.9 million in the quarter.

Nine months of 2004
Sales for the first nine months were $511.7 million, up 10.4% compared to the corresponding period last year. The increase was attributable to the tesa tape acquisition, the incremental sales associated with acquiring the remaining 50% interest in the Company's Portuguese joint venture in late June 2003, as well as higher overall selling prices and sales volumes in 2004 compared to 2003.

Gross margin for the first nine months decreased to 20.9% from 22.5% in the corresponding period last year. The margin decline in the first nine months of 2004 as compared to the first nine months of 2003 was due to several factors including timing differences in passing along raw material cost increases throughout the first three quarters of 2004, first quarter of 2004 production interruptions at the Truro, Nova Scotia manufacturing facility and unanticipated integration costs at the Columbia facility related to the acquired duct and masking tape operations of tesa tape.

Selling, general and administrative expenses were $68.4 million, or 13.4% of sales, in the first nine months of 2004, compared to $65.1 million, or 14.0% of sales, for the first nine months of 2003.

Financial expenses in the first nine months were $20.0 million, excluding the cost of refinancing, compared to $22.9 million for the first nine months last year. The lower financial expenses are primarily the result of substantial debt repayments in the second and third quarters of 2003 as well as the interest savings attributable to the refinancing. The common stock issuance in late September 2003 allowed the Company to repay $40.8 million in debt at the end of the third quarter of 2003.

Earnings before taxes, excluding refinancing charges, were $14.8 million for the nine months of 2004, up 13.1% compared to the same period last year.

For the first nine months the Company recorded income tax recovery of $9.3 million, compared to income tax expense of $0.1 million for the first nine months of 2003. Excluding the impact of the refinancing expenses, the Company recorded income taxes of $1.3 million, for an effective tax rate of 8.7%.

For the first nine months of the year, the Company recorded a net loss of $6.3 million, or $0.15 per share (basic and diluted), compared to net income of $13.0 million, or $0.38 per share (basic and diluted), for the nine months of 2003. Excluding the after-tax refinancing expense amount of $19.9 million, net earnings for the nine months would have been $13.6 million, or $0.33 per share (basic and diluted).

Cash flows from operating activities before changes in non-cash working capital items were $17.5 million for the first nine months of 2004, compared to $33.4 million for the first nine months of 2003. Excluding the make-whole payment of $21.9 million and related current tax benefit of approximately $3.9 million, cash flows from operations before changes in working capital items for the first nine months would have been $35.5 million.

Cash used for investing activities was $30.9 million for the first nine months of 2004, compared to $16.6 million for the first nine months of 2003, the difference being attributable primarily to increased capital spending, the debt issuance costs associated with the third quarter refinancing and the $5.5 million used to acquire the duct and masking tape operations of tesa tape.


Balance Sheet
As part of the refinancing that took place early in the third quarter, virtually all of the previously existing debt was replaced with a combination of $125.0 million in senior subordinated notes due 2014 and a $200.0 million 7 year term loan. The Company also arranged for a $75.0 million revolving credit facility, which was undrawn as of September 30, 2004. This, along with the $27.9 million cash balance of September 30, 2004, gives the Company approximately $100.0 million of liquidity for future requirements. As well as a new source of funds, these new financing arrangements provide for substantial interest cost savings, a significant reduction in near-term repayment obligations freeing up additional cash resources in the near term, and increased flexibility because of improved covenants.


Outlook
"Our annual sales growth objective has been 10%, and we expect to meet it," said Mr. Yull. "For the first nine months of the year, sales growth was 10.4%. We also expect to see improved profitability with the cost savings from our debt refinancing and recently-announced plant closure, as well as over time, the price increases will help restore our margins as they become effective.

(All figures in U.S. dollars, unless otherwise stated; September 30, 2004, exchange rate: Cdn $1.2725 =U.S.$1.00)


Conference Call

A conference call to discuss IPG's third quarter results will be held Monday, November 1, 2004 at 10:00 A.M. Eastern Standard Time.
Participants may dial 1-800-762-4717 (U.S. and Canada) and 1-480-629-9024 (International). The conference call will also be simultaneously webcast on the Company's website at http://www.intertapepolymer.com.

You may access a replay of the call by dialing 1-800-475-6701 (U.S. and Canada); 1-320-365-3844 (International) and entering the passcode 751034. The recording will be available from Monday, November 1, 2004 at 1:30 P.M. until Monday, November 8, 2004 at 11:59 P.M, Eastern Standard Time.

About Intertape Polymer Group Inc.

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2600 employees with operations in 16 locations, including 12 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this release costitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. The Company undertakes no duty to update its forward-looking statements, including its earnings outlook.


FOR INFORMATION CONTACT:   Melbourne F. Yull
                           Chairman and Chief Executive Officer
                           Intertape Polymer Group Inc.
                           Tel.:  866-202-4713
                           E-mail: itp$info@itertapeipg.com
                           Web:  www.intertapepolymer.com

Selected Financial Information

Intertape Polymer Group Inc.
Consolidated Earnings
Periods ended September 30,
(In thousands of US dollars, except per share amounts)
(Unaudited)

                              -------------------------------------------------------
                                     Three months                   Nine months
                              ------------  -----------    -------------  -----------
                                      2004         2003             2004         2003
                              ------------  -----------    -------------  -----------
                                         $            $                $            $
Sales                              177,671      159,798          511,705      463,639
Cost of sales                      140,480      123,489          404,563      359,448
                              ------------  -----------    -------------  -----------
Gross profit                        37,191       36,309          107,142      104,191
                              ------------  -----------    -------------  -----------
Selling, general and
  administrative expenses           23,327       22,264           68,427       65,076
Stock-based compensation expense       270                           691
Research and development             1,121        1,080            3,236        3,060
Financial expenses                   5,948        7,409           19,951       22,934
Refinancing expense                 30,444                        30,444
                              ------------  -----------    -------------  -----------
                                    61,110       30,753          122,749       91,070
                              ------------  -----------    -------------  -----------
Earnings (loss) before
  income taxes                     (23,919)       5,556          (15,607)      13,121
Income taxes (recovery)             (9,664)       (643)           (9,294)         118
                              ------------  -----------    -------------  -----------
Net earnings (loss)                (14,255)       6,199           (6,313)      13,003
                              ------------  -----------    -------------  -----------
                              ------------  -----------    -------------  -----------

Earnings (loss) per share
  Basic                              (0.35)        0.18            (0.15)        0.38
                              ------------  -----------    -------------  -----------
                              ------------  -----------    -------------  -----------
  Diluted                            (0.35)        0.18            (0.15)        0.38
                              ------------  -----------    -------------  -----------
                              ------------  -----------    -------------  -----------


Consolidated Retained Earnings
Periods ended September 30,
(In thousands of US dollars)
(Unaudited)

                              -------------------------------------------------------
                                    Three months                    Nine months
                              -------------------------    -------------  -----------
                                      2004         2003             2004         2003
                              ------------  -----------    -------------  -----------
                                         $            $                $            $

Balance, beginning of period        76,233       56,918           68,291       50,114
Net earnings (loss)                (14,255)       6,199           (6,313)      13,003
                              ------------  -----------    -------------  -----------
Balance, end of period              61,978       63,117           61,978       63,117
                              ------------  -----------    -------------  -----------
                              ------------  -----------    -------------  -----------

_________________________________________________________
_________________________________________________________

Common Shares
Average number of shares outstanding

CDN GAAP - Basic                41,285,161   35,302,174       41,156,911   34,318,592
CDN GAAP - Diluted              41,285,161   35,397,800       41,156,911   34,409,403
U.S. GAAP - Basic               41,285,161   35,302,174       41,156,911   34,318,592
U.S. GAAP - Diluted             41,285,161   35,397,800       41,156,911   34,409,403


Intertape Polymer Group Inc.
Consolidated Balance Sheets
As at
(In thousands of US dollars)


                             September 30, September 30,  December 31,
                                     2004         2003          2003
                               (Unaudited)  (Unaudited)     (Audited)
                                 ________    _________      ________
                                        $            $             $
ASSETS
Current assets
  Cash                             27,868
  Trade receivables,
   net of allowance for
   doubtful accounts of $3,959
   ($3,274 in September 2003,
   $3,911 in December 2003)       106,436       97,034        89,297
  Other receivables                12,764       10,155        11,852
  Inventories                      78,451       67,128        69,956
  Parts and supplies               13,641       13,046        13,153
  Prepaid expenses                  4,013        5,917         7,924
  Future income tax                 2,682        2,397         2,682
                                 ________    _________      ________
                                  245,855      195,677       194,864
Property, plant and equipment     356,680      355,297       354,627
Other assets                       15,341       12,137        12,886
Future income taxes                11,593                      3,812
Goodwill                          177,780      172,007       173,056
                                 ________    _________      ________
                                  807,249      735,118       739,245
                                 ________    _________      ________
                                 ________    _________      ________
LIABILITIES
Current liabilities
  Bank indebtedness                   179       18,376        13,944
  Accounts payable and
   accrued liabilities             94,591       92,739        95,270
  Instalments on long-term debt     2,700       16,886        16,925
                                 ________    _________      ________
                                   97,470      128,001       126,139
Long-term debt                    332,539      234,353       235,066
Other liabilities                     530        3,530           530
Future income taxes                              2,623
                                 ________    _________      ________
                                  430,539      368,507       361,735
                                _________     ________       _______
SHAREHOLDERS' EQUITY
Capital stock and share
 purchase warrants                289,538      289,367       286,841
Contributed surplus                 3,971                      3,150
Retained earnings                  61,978       63,117        68,291
Accumulated currency
 translation adjustments           21,223       14,127        19,228
                                 ________    _________      ________
                                  376,710      366,611       377,510
                                 ________    _________      ________
                                  807,249      735,118       739,245
                                 ________    _________      ________
                                 ________    _________      ________

____________________________________________________________________
____________________________________________________________________

Intertape Polymer Group Inc.
Consolidated Cash Flows
Periods ended September 30,
(In thousands of US dollars)
(Unaudited)

                              -------------------------------------------------------
                                    Three months                    Nine months
                              -------------------------    -------------  -----------
                                      2004         2003             2004         2003
                              ------------  -----------    -------------  -----------
                                         $            $                $            $


OPERATING ACTIVITIES
Net earnings (loss)                (14,255)       6,199           (6,313)      13,003
Non-cash items
  Depreciation and amortization      7,482        8,226           22,119       21,589
  Write-off of deferred debt
    issue expenses                   8,482                         8,482
  Stock-based compensation expense     270                           691
  Future income taxes               (6,879)      (1,926)          (7,465)      (1,166)
                              ------------  -----------    -------------  -----------
Cash flow from operations
 before changes in non-cash
 working capital items              (4,900)      12,499           17,514       33,426
                              ------------  -----------    -------------  -----------
Changes in non-cash working
capital items
  Trade receivables                 (4,599)      (6,635)         (16,847)      (9,357)
  Other receivables                 (1,351)         (70)            (864)          46
  Inventories                       (4,125)       5,029           (8,003)      (3,118)
  Parts and supplies                  (340)        (545)            (488)        (669)
  Prepaid expenses                   1,772          212            3,912        2,057
  Accounts payable and accrued
   liabilities                       2,007        9,667             (990)       8,859
                              ------------  -----------    -------------  -----------
                                    (6,636)       7,658          (23,280)      (2,182)
                              ------------  -----------    -------------  -----------
Cash flows from operating
  activities                       (11,536)      20,157           (5,766)      31,244
                              ------------  -----------    -------------  -----------
INVESTING ACTIVITIES
Property, plant and equipment       (3,664)      (4,620)         (13,539)      (9,700)
Business acquisition                                              (5,500)
Goodwill                                58       (6,217)             -         (6,217)
Other assets                       (10,786)         (75)         (11,850)        (683)
                              ------------  -----------    -------------  -----------
Cash flows from investing
 activities                        (14,392)     (10,912)         (30,889)     (16,600)
                              ------------  -----------    -------------  -----------
FINANCING ACTIVITIES
Net change in bank indebtedness    (34,509)      (5,762)         (13,669)       9,413
Issue of long-term debt            325,000                       325,787
Repayment of long-term debt       (248,051)     (43,212)        (250,528)     (64,329)
Issue of common shares                 319       42,457            2,697       42,457
                              ------------  -----------    -------------  -----------
Cash flows from financing
  activities                        42,759       (6,517)          64,287      (12,459)
                              ------------  -----------    -------------  -----------
Net increase in cash position       16,831        2,728           27,632        2,185
Effect of currency translation
  adjustments                        1,549       (2,728)             236       (2,185)

Cash position,
  beginning of period                9,488
                              ------------  -----------    -------------  -----------
Cash position, end of period        27,868                        27,868
                              ------------  -----------    -------------  -----------
                              ------------  -----------    -------------  -----------